

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 24, 2010

<u>**Via U.S. Mail**</u>

Guo Yun Yao
Chief Executive Officer, President, Secretary and
Chairman of the Board of Directors
Asia Carbon Industries, Inc.
110 Wall Street, 11th Floor
New York, NY 10005

> **Re:** **Asia Carbon Industries, Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed: September 14, 2010**
> **File No.: 333-167090**

Dear Ms. Yao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your revised disclosure in response to comment one in our letter dated September 3, 2010. However, we continue to note inconsistencies in how you are referring to the entities involved in your corporate organization. For example, in the third bullet point of your "About this Prospectus" discussion your refer to Liteweisi Carbon rather than Liteweisi, and in the "Entrusted Management Agreement" discussion on page three, you continue to refer to Taiyuan Hongxing without defining what this entity represents. Please revise your disclosures accordingly.

Executive Compensation, page 68

2. We note your revised disclosure in response to comment four in our letter dated September 3, 2010. Please note that with respect to Mr. Segal's stock awards, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, including footnote disclosure indicating all assumptions made in the valuation of the stock awards, by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Item 402(n)(2)(v) of Regulation S-K and Instruction 1 to this Item.

Undertakings, page 77

3. Please include only the undertakings applicable to your offering and remove references to "small business issuer."

You may contact Tricia Armelin, Senior Staff Accountant, at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq.
        Benjamin Tan, Esq.
        Sichenzia Ross Friedman Ference LLP
        via facsimile at (212) 930-9725